UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Juno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48205A109

(CUSIP Number)

Joseph P. Whitford

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48205A109

1	Names of reporting persons Douglas K. Bratton
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 27,084,525(1)
	9	Sole dispositive power:
	10	Shared dispositive power: 27,084,525(1)
11	Aggregate amount beneficially owned by each reporting person 27,084,525(1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 30.0%(2)
14	Type of reporting person (see instructions) IN

(1)	Consists of (a) 25,766,130 shares held by CL Alaska, L.P. (“CLA”) and (b) 1,318,395 shares held by JT Line Partners L.P. (“JT”). As explained more fully in Item 5 herein, Mr. Bratton ultimately controls CLA and JT and has voting and investment power over all of these shares.
(2)	Based on 90,426,361 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2014.

CUSIP No. 48205A109

1	Names of reporting persons Crestline Investors, Inc. (“Crestline”)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 25,766,130(1)
	9	Sole dispositive power:
	10	Shared dispositive power: 25,766,130(1)
11	Aggregate amount beneficially owned by each reporting person 25,766,130(1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 28.5%(2)
14	Type of reporting person (see instructions) CO

(1)	Consists of 25,766,130 shares held by CLA. As explained more fully in Item 5 herein, Crestline is the general partner of CLA’s investment manager and general partner, and may be deemed to beneficially own these shares held by CLA.
(2)	Based on 90,426,361 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2014.

CUSIP No. 48205A109

1	Names of reporting persons Crestline SI (GP), L.P. (“Crestline SI”)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 25,766,130(1)
	9	Sole dispositive power:
	10	Shared dispositive power: 25,766,130(1)
11	Aggregate amount beneficially owned by each reporting person 25,766,130(1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 28.5%(2)
14	Type of reporting person (see instructions) PN

(1)	Consists of 25,766,130 shares held by CLA. As explained more fully in Item 5 herein, Crestline SI is the general partner of CLA, and may be deemed to beneficially own these shares held by CLA.
(2)	Based on 90,426,361 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2014.

CUSIP No. 48205A109

1	Names of reporting persons Crestline Management, L.P. (“Crestline Management”)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 25,766,130(1)
	9	Sole dispositive power:
	10	Shared dispositive power: 25,766,130(1)
11	Aggregate amount beneficially owned by each reporting person 25,766,130(1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 28.5%(2)
14	Type of reporting person (see instructions) PN

(1)	Consists of 25,766,130 shares held by CLA. As explained more fully in Item 5 herein, Crestline Management is the investment manager of CLA, and may be deemed to beneficially own these shares held by CLA.
(2)	Based on 90,426,361 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2014.

CUSIP No. 48205A109

1	Names of reporting persons CL Alaska, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 25,766,130
	9	Sole dispositive power:
	10	Shared dispositive power: 25,766,130
11	Aggregate amount beneficially owned by each reporting person 25,766,130
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 28.5%(1)
14	Type of reporting person (see instructions) PN

(1)	Based on 90,426,361 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2014.

Schedule 13D

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $0.0001 par value per share (“Common Shares”) of Juno Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 307 Westlake Avenue North, Suite 300, Seattle, Washington 98109.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c), (f)	The persons and entities filing this Schedule 13D are CL Alaska, L.P., a Delaware limited partnership (“CLA”), Crestline SI (GP), L.P., a Delaware limited partnership (“Crestline SI”), Crestline Management, L.P. (“Crestline Management”), a Delaware limited partnership, Crestline Investors, Inc., a Delaware corporation (“Crestline”), and Douglas K. Bratton (collectively, the “Reporting Persons”). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A. Crestline SI is the general partner of CLA and Crestline Management is the investment manager of CLA. Crestline is the general partner of Crestline SI and Crestline Management. Mr. Bratton is the sole director of Crestline. Mr. Bratton, Caroline Ann Cooley and John S. Cochran are the executive officers of Crestline.

The address of the principal place of business for the Reporting Persons and the executive officers of Crestline is 201 Main Street, Suite 1900, Fort Worth, TX 76102.

The principal business of each of the Reporting Persons is asset management.

The name, citizenship and present principal occupation of each of the director and executive officers of Crestline are set forth below.

Directors	Douglas K. Bratton – USA Citizenship President and Chief Executive Officer, Crestline Investors, Inc.

Executive Officers	Caroline Ann Cooley – USA Citizenship Vice President and Senior Portfolio Manager, Crestline Investors, Inc.

John S. Cochran – USA Citizenship Vice President and Chief Operating Officer, Crestline Investors, Inc.

(d), (e)	During the last five years, none of the Reporting Persons and none of the other persons identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to the initial public offering of the Issuer’s common shares (the “IPO”), CLA acquired 363,398 Common Shares and 24,777,732 shares of preferred stock (“Preferred Shares”) convertible into Common Shares, and J.T. Line Partners L.P. (“JT”) acquired 1,318,395 Preferred Shares. In connection with the IPO, CLA acquired 625,000 Common Shares for an aggregate purchase price of $15,000,000 and all of the Preferred Shares were converted into Common Shares on a 1-for-1 basis. CLA and JT used capital contributions from their respective partners to acquire their Preferred Shares and Common Shares. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF THE TRANSACTION

The shares acquired by CLA and JT in the transactions described in Item 3 herein were acquired solely for investment purposes.

Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer, or other transactions which might have the effect of causing Common Shares to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional Common Shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Shares beneficially owned by them in any manner permitted by law.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	CLA directly beneficially owns 25,766,130 Common Shares. The general partner of CLA is Crestline SI and the investment manager of CLA is Crestline Management. Crestline is the general partner of both Crestline SI and Crestline Management. Douglas K. Bratton is the sole director of Crestline. JT directly beneficially owns 1,318,395 Common Shares. The general partner of JT is Bratton Capital Management L.P. (Bratton Capital Management”). The general partner of Bratton Capital Management is Bratton Capital Inc. (“Bratton Capital”). Douglas K. Bratton is the sole director of Bratton Capital. CLA and JT are ultimately controlled by Mr. Bratton and Mr. Bratton has voting and investment power over all Common Shares held by CLA and JT. CLA, Crestline SI, Crestline Management, Crestline and Mr. Bratton may each be deemed to beneficially own all Common Shares held of record by CLA, and JT, Bratton Capital Management, Bratton Capital and Mr. Bratton may each be deemed to beneficially own all Common Shares held of record by JT. Each such entity and Mr. Bratton disclaims beneficial ownership of Common Shares except to the extent of its or his respective pecuniary interest therein.

The aggregate of 27,084,525 Common Shares beneficially owned by the Reporting Persons represents approximately 30.0% of the outstanding Common Shares based on 90,426,361 Common Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2014.

(b)	CLA, Crestline SI, Crestline Management, Crestline and Mr. Bratton share the power to vote and direct the vote and to dispose of and direct the disposition of the 25,766,130 Common Shares owned by CLA. JT, Bratton Capital Management, Bratton Capital and Mr. Bratton share the power to vote and direct the vote and to dispose of and direct the disposition of the 1,318,395 Common Shares owned by JT.

(c)	In connection with the IPO, on December 23, 2014, CLA acquired 625,000 Common Shares for an aggregate purchase price of $15,000,000. Other than such acquisition, the Reporting Persons have not effected any transaction in Common Shares during the sixty days preceding the date of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Investors’ Rights Agreement

CLA, JT, the Issuer and certain other stockholders of the Issuer have entered into a Fourth Amended and Restated Investors’ Rights Agreement dated December 5, 2014 (the “Investors’ Rights Agreement”). Pursuant to the Investors’ Rights Agreement, CLA, JT and other stockholders are entitled to rights with respect to the registration of Common Shares held by them under the Securities Act of 1933. These rights include demand registration rights, short-form registration rights and piggyback registration rights. These registration rights will be triggered only if the Issuer determines to register its shares under the Securities Act of 1933 or if a specified percentage of stockholders require such listing after a certain period of time. All fees, costs and expenses of underwritten registrations will be borne by the Issuer (except under limited circumstances in the event that stockholders request a registration be withdrawn) and all selling expenses, including underwriting discounts and selling commissions, will be borne by the Issuer.

Additionally, the Investors’ Rights Agreement provides CLA with inspection rights, pursuant to which it may visit and inspect the Company’s properties, examine its books and records and discuss its affairs with officers.

The Investors’ Rights Agreement also restricts the Issuer’s stockholders from making any disposition of Common Shares except pursuant to (i) an effective registration statement under the Securities Act of 1933 covering such disposition, (ii) an opinion of counsel or SEC no-action letter confirming that such registration is unnecessary for the disposition, or (iii) certain other limited exceptions.

Lock-up Agreement

In connection with the IPO, CLA, JT and certain other persons entered into lock-up agreements pursuant to which they agreed that, subject to specified limited exceptions, for a period of 180 days from December 18, 2014, they will not, without the prior written consent of the underwriter representatives, dispose of or hedge any Common Shares or any securities convertible into or exchangeable for Common Shares. The terms of the lock-up are more fully described in the prospectus dated December 18, 2014 filed by the Issuer on December 19, 2014 in respect of the IPO under the captions “Shares Eligible for Future Sale” and “Underwriting.”

The foregoing descriptions of the Investors’ Rights Agreement and Lock-up Agreement are qualified in their entirety by reference to the forms of the Fourth Amended and Restated Investors’ Rights Agreement and Lock-up Agreement, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Joint Filing Agreement (filed herewith)

Exhibit B	Fourth Amended and Restated Investors’ Rights Agreement by Juno Therapeutics, Inc. and certain of its stockholders, dated December 5, 2014 (incorporated by reference to Exhibit 4.1 to the Issuer’s Amendment No. 2 to Form S-1 Registration Statement, as filed with the Securities and Exchange Commission on December 9, 2014 (SEC Reg. No. 333-200293)).

Exhibit C	Lock-up Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CL ALASKA, L.P.

		By:	Crestline SI (GP), L.P., its general partner

		By:	Crestline Investors, Inc., its general partner

Date:	12/29/2014	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

CRESTLINE SI (GP), L.P.

		By:	Crestline Investors, Inc., its general partner

Date:	12/29/2014	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

CRESTLINE MANAGEMENT, L.P.

		By:	Crestline Investors, Inc., its general partner

Date:	12/29/2014	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

CRESTLINE INVESTORS, INC.

Date:	12/29/2014	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

DOUGLAS K. BRATTON

Date:	12/29/2014	/s/ Douglas K. Bratton

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement (filed herewith).

B	Fourth Amended and Restated Investors’ Rights Agreement by Juno Therapeutics, Inc. and certain of its stockholders, dated December 5, 2014 (incorporated by reference to Exhibit 4.1 to the Issuer’s Amendment No. 2 to Form S-1 Registration Statement, as filed with the Securities and Exchange Commission on December 9, 2014 (SEC Reg. No. 333-200293)).

C	Lock-up Agreement (filed herewith).